Connecticut Office:

Form 20-F, File No. 001-32500

PO Box 577

Trade Symbol:

Sherman, CT  06784

TSX:

 TNX

Tel:  1-844-364-1830

NYSE MKT:  TRX

Fax:  1-860-799-0350

Toronto Office:

Suite 4400, Scotia Plaza

40 King Street West

Toronto, Ontario   M5H 3Y4

Toll free:  1-844-364-1830

Website:  www.TanzanianRoyaltyExploration.com

Email:  investors@TanzanianRoyalty.com

News Release – July 7, 2015

Tanzanian Royalty granted an Environmental Impact

Assessment Certificate for the Itetemia Project

TORONTO, ONTARIO--(Marketwired July 7th, 2015) - Tanzanian Royalty Exploration Corporation (the “Company”) is pleased to announce that it has been granted an Environmental Impact Assessment Certificate on the Itetemia Gold Project. The environmental certificate was issued on 28th May, 2015, and was signed by Dr. Bilinithi Satano Mahenge (MP), Minister of state, Vice-President’s Office - Environment.

The granted Environmental certificate has registration No. EC/EIS/1811 and will remain in force during the whole lifecycle of the Itetemia Gold Project. This is the result of the positive Environmental and Social Impact assessment study which was undertaken by the Environmental Association of Tanzania (ENATA), and approved by the Environment Management Council (NEMC) for the Itetemia Project.

The Environmental certificate is the last of the critical requirements prior to converting a Prospecting License (PL) into a Mining License (ML). In consequence, the company has commenced filing and submission of all relevant documentation for the final stage of acquiring a Mining License (ML) over the Itetemia Gold Project.

The Itetemia Gold Project is located 90km southwest of Mwanza in northern Tanzania. The project covers Archaean-age rocks equivalent to those hosting the world-class Bulyanhulu and Geita gold deposits in the Lake Victoria Goldfields of Tanzania. The Itetemia Project mainly comprises the Mineral Resources of the Golden Horseshoe Reef (GHR), and is an advanced pre-development stage project focusing on the development of the GHR.

Access to the project is by road from the town of Mwanza 125km to the northeast or from the town of Kahama, 84km to the south. The project area borders Barrick Gold’s Bulyanhulu mine and the main water supply and power lines that service the mine cross the Itetemia project. There is also an airstrip at the mine capable of accommodating medium-sized aircraft.

The GHR is located on a near-vertical, sheared, west-facing fold limb oriented at 315°, with auriferous zones interpreted to plunge to the northwest at -50º / -55°. The mineralization is localized within a sequence of intermediate volcaniclastics and pyroclastics striking northwest-southeast and dipping 70-80º toward the

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southwest. The gold mineralization occurs within an 8 to 20m thick silicified shear zone located at the contact between a sequence of sheared and chloritised basalts and a felsic volcanic sequence comprising dacite, rhyodacite and crystal volcaniclastics. Mapping and drilling indicate two distinctive, closely parallel, or anastamosing auriferous zones.

The GRH is the most advanced prospect within the Itetemia project area and has been the focus of exploration since its discovery in 1997 by artisanal miners. Located in the southern part of the project area, the GHR hosts mineralization is associated with pyrrhotite and pyrite occurring in semi-massive to massive sulphide vein, veinlets and stringers, and disseminated and nodular sulphides. Overall sulphide content averages 2 -10%. Pyrite (Iron sulphide), with traces of sphalerite; occasionally develops into massive sulphide patches of up to one metre in association with quartz vein boudins. Remobilized sulphides are associated with localized shearing. Elevated gold grades tend to occur in association with pyrrhotite-rich zone, while the massive pyrite zones tend to report lower gold grades.

The GHR has been considered for both underground and opencast mining, with preliminary, high-level optimization reports indicating that opencast mining is technically feasible. Various methods for the underground mining on the steeply dipping mineralized zones present a viable transition from the open-cast initial mining plan.

The Company overall has a number of projects at various stage of development. It  is proud that it is in partnership with Stamico on behalf of the Government of The United Republic of Tanzania and the people of Tanzania on three projects now in the pipeline for development, (Kigosi - Stamico 15%, Itetemia - Stamico 10%, and Buckreef - Stamico 45%).

Chairman of the Board of Directors and Chief Operation Officer (Tanzania), Joseph Kulwa Kahama:

“We are very excited about these certificates. This will have marked an important day in the history of our company.”

Jim Sinclair, TRX President and CEO commented:

“This is indeed an important milestone for our company. At the AGM I offered shareholders a very detailed go-forward plan to ultimately make Tanzanian Royalty a recognized player of size in this industry. These events indicate that we are proceeding exactly along that plan.”

Qualified Person

The qualified person for Tanzanian Royalty Exploration Corporation is Mr. Peter Zizhou, Acting General Manager, Exploration and Administration. Mr. Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000), is a registered scientist with SACNASP (Reg. No. 400028/08) and has reviewed and approved the contents of this news release.

Respectfully Submitted,

Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

CONTACT INFORMATION

Tanzanian Royalty Exploration Corporation Investor Relations

1-844-364-1830 investors@TanzanianRoyalty.com www.TanzanianRoyalty.com

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The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.